For Schedule B, above - for Principal, SERGIO PIETRO ERMOTTI, included below is prior investment-related experience (e.g., for each prior position - employer, job title, and dates of service).

**2020–04/2023         at Swiss Re (held below positions):**

04/2021-04/2023      Chairman of the Board of Directors at Swiss Re.

2020–03/2021          Member of the Board of Directors

**2011-2020       at UBS AG (held below positions):**

2014–2020     Group Chief Executive Officer of UBS Group AG and President of the Executive Board of UBS AG

2011–2014     Group Chief Executive Officer of UBS AG

**2005-2010       at UniCredit Group (held below positions):**

2007–2010     Group Deputy Chief Executive Officer and Head Corporate and Investment Banking and Private Banking of UniCredit Group

2005–2007     Head Markets and Investment Banking Division of UniCredit Group

**1987-2004       at Merrill Lynch & Co. (held below positions):**

2001–2003     Co-Head of Global Equity Markets and member of the Executive Management Committee for Global Markets & Investment Banking at Merrill Lynch & Co.

1987–2001     Various senior management positions at Merrill Lynch & Co.